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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SEMINIS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

816658108

(Cusip Number)

Howard S. Kelberg, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 816658108

1.	Name of Reporting Person: ALFONSO ROMO GARZA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 281,178

		8.	Shared Voting Power: 40,615,619

		9.	Sole Dispositive Power: 281,178

		10.	Shared Dispositive Power: 40,615,619

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,896,797

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.4%

14.	Type of Reporting Person (See Instructions): IN

Page 2 of 5 Pages

ITEM 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows:

     On May 16, 2003, Mr. Romo transferred 2,157,361 shares of Class A Common Stock to Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fidiecomiso Irrevocable Administracion y Pago Numero 167-5). In addition, Mr. Romo has 239,178 options for shares of Class A Common Stock (exercisable within 60 days of the filing of this Amendment No. 3) under the Stock Option Plan.

ITEM 4. Purpose of Transactions.

     Item 4 is amended as follows:

     On June 2, 2003, Seminis, Inc. (“Seminis”) announced that it has entered into a definitive agreement and plan of merger (the Merger Agreement”), dated as of May 30, 2003, with Seminis Acquisition LLC (“Parent”) and Seminis Merger Corp. (“Merger Sub”), both affiliates of Savia, S.A. de C.V. (“Savia”), pursuant to which Merger Sub will merge with and into Seminis (the “Merger”) and Parent will acquire all the issued and outstanding shares of common stock of Seminis. In order to facilitate the Merger, Savia and certain other Seminis stockholders, pursuant to a contribution agreement (the “Contribution Agreement”), will contribute all of their shares of Seminis common stock to Parent in exchange for an equity interest in Parent. Public holders of approximately 15.8 million Seminis shares will receive cash consideration of $3.78 per share in cash in the Merger. Immediately following the Merger, Parent will, pursuant to a stock purchase agreement (the “Stock Purchase Agreement”), sell to certain investment funds managed by Fox Paine & Company, LLC, a San Francisco-based private equity firm, approximately 75% of the Seminis common shares following completion of the transactions for $3.40 per share in cash. Certain entities affiliated with Alfonso Romo Garza, Seminis’ and Savia’s Chairman and Chief Executive Officer, will receive, pursuant to two agreements to be executed at the closing of the Merger, co-investment rights to purchase, subject to certain conditions, up to 34% of Seminis following the Merger. Mr. Romo and certain other Seminis stockholders representing more than 85% of the currently outstanding voting power of Seminis have entered into a voting agreement (the “Voting Agreement”) to vote in favor of the Merger.

     As part of the transaction, immediately prior to the consummation of the Merger and pursuant to an amended and restated exchange agreement (the “Amended and Restated Exchange Agreement”), Savia will exchange its Seminis Class C preferred shares for approximately 37.7 million shares of Seminis common stock, after which the total number of outstanding Seminis common shares will be approximately 101.7 million.

     The preceding is qualified in its entirety by reference to the Voting Agreement and the Contribution Agreement, each of which is incorporated by reference herein and made a part hereof, is filed with this Amendment No. 3 to Schedule 13D as Exhibit C and Exhibit D, respectively.

ITEM 5. Interest in Securities of the Issuer.

     Item 5(a) is amended as follows:

     As of the date hereof, Mr. Romo beneficially owns, in the aggregate, 40,896,797 shares of Class A Common Stock of the Company which include:

Page 3 of 5 Pages

(i)	42,000 shares of Class A Common Stock owned by CAI;

(ii)	40,615,619 shares of Class B Common Stock owned by Savia that are convertible into 40,615,619 shares of Class A Common Stock; and

(iii)	239,178 options to purchase shares of Class A Common Stock owned by Mr. Romo (exercisable within 60 days of the filing of this Amendment).

The aggregate number of shares beneficially owned by Mr. Romo constitutes 68.4% of the 59,833,088 shares of Class A Common Stock of the Company (based on 18,978,291 shares of Class A Common Stock outstanding, 40,615,619 shares of Class B Common Stock beneficially owned by Mr. Romo and 239,178 shares of Class A Common Stock that Mr. Romo has the right to acquire upon exercise of options).

     Item 5(b) is amended as follows:

     As of the date hereof, Mr. Romo has the sole power to vote and the sole power to dispose of 281,178 shares of Class A Common Stock (including (i) 42,000 shares of Class A Common Stock owned by CAI, and (ii) 239,178 options for shares of Class A Common Stock).

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

     On May 30, 2003, Mr. Romo entered into a Voting Agreement and a Contribution Agreement, attached hereto as Exhibits C and D, respectively.

ITEM 7. Material to be Filed as Exhibits.

     The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit C:	Voting Agreement by and among Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as Trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Adminstracion y Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V., Alfonso Romo Garza, Emprima, S.A. de C.V., Park Financial Group Ltd (BVI), Seminis Acquisition LLC and Fox Paine Seminis Holdings, LLC dated May 30, 2003.

Exhibit D:	Contribution Agreement by and among Seminis Acquisition LLC, Savia, S.A. de C.V., Conjunto Administrativo Integral, S.A. de C.V., Desarrollo Consolidado de Negocios, S.A. de C.V., Emprima, S.A. de C.V., Alfonso Romo Garza and Certain Members of Seminis and Savia Management, dated May 30, 2003.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:June 4, 2003

By:	/s/ ALFONSO ROMO GARZA

Name:	Alfonso Romo Garza

Page 5 of 5 Pages